INVESTMENT MANAGEMENT

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May 1, 2024	(m)(1)(i)

Voya Government Money Market Portfolio

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Reduction in Fee Payable under the Voya Government Money Market Portfolio Class S Fifth Amended and Restated Shareholder Services and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC ("VID") hereby waives a portion of the shareholder servicing and/or distribution fee payable to VID for Voya Government Money Market Portfolio ("the Portfolio") pursuant to the Voya Government Money Market Portfolio Fifth Amended and Restated Shareholder Services and Distribution Plan (the "Plan"), in an amount equal to 0.10% per annum on the average daily net assets attributable to Class S Shares of the Portfolio, as if the shareholder servicing and/or distribution fee specified in the Plan were 0.15%.

By this letter, we agree to waive this amount for the period from May 1, 2024 through May 1, 2025.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of the Portfolio.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2024

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Andrew K. Schlueter

Name: Andrew K. Schlueter

Title: Senior Vice President

Voya Investments Distributor, LLC

ACCEPTED AND AGREED TO:

Voya Government Money Market Portfolio

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized